Exhibit 99.3

To: Eligible Employees

From: Jeff Katz

Date: March 28, 2008

Subject: Stock Option Exchange Proposal

LeapFrog Enterprises, Inc. Stock Option Exchange Program Proposed for Stockholder Approval

I am pleased to announce that a proposal to approve a voluntary Stock Option Exchange Program will be submitted to our stockholders at our 2008 annual meeting scheduled for June 5, 2008. At LeapFrog, stock options constitute a key part of our incentive and retention programs because I believe (as does our Board of Directors) that equity compensation encourages us to act like owners of the business.

Under this proposal, which is subject to approval by our stockholders, employees who hold eligible options may exchange their out of the money stock options. The price at which options will be exchanged will be determined on the day before the exchange takes place and will be the greater of (a) $7.50 or (b) $0.25 above the stock price at the close of the New York Stock Exchange. Options exchanged will maintain their current vesting schedule in all cases except if they are already vested or have less than a year left to vest, in which case they will be reset to a minimum 12 month vesting period. The number of options received will be less than those surrendered, based on their relative market values.

Information about the proposed Stock Option Exchange Program is available in our preliminary proxy statement filed with the Securities and Exchange Commission. For access to the proxy statement, please visit www.sec.gov. Please be sure to review the attached “Stock Option Exchange Program — Frequently Asked Questions,” which is designed to answer your questions about the specifics of this program and how it will work.

If after reading the attached document you have questions about the Stock Options Exchange Program, please contact Peter Wong, Bill Chiasson, Hilda West or Cathy Peloquin. But please understand, none of us can advise you on whether or not to exchange your options, we recommend that you speak with a financial advisor to address questions about your personal decision.

Jeff Katz CEO

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. LeapFrog Enterprises, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. LeapFrog Enterprises, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.